December 20, 2019

Jonathan E. Johnson
Chief Executive Officer
Overstock.com, Inc.
799 W. Coliseum Way
Midvale, Utah 84047

       Re: Overstock.com, Inc.
           Amendment No. 1 to
           Preliminary Proxy Statement on Schedule 14A
           Filed December 16, 2019
           File No. 000-49799

Dear Mr. Johnson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed December 16, 2019

Background to the Special Meeting of Stockholders, page 3

1. We note your response to comment 2. With a view to informing shareholders'
      understanding of the purpose of the Dividend, please provide as disclosure in your filing your explanation as to how the Dividend will "help the Company achieve its strategic goals with blockchain technology."
Overstock Announces Registration of Dividend, page 3

2. We note your response to comment 4, but your amended disclosure is not fully responsive to our comment. In our view, the company is required to register the offer and sale of the
      Dividend because it is a disposition of securities for value. As a result of such registration, the shares will be freely transferable in the hands on non-affiliates, which may provide greater liquidity for the shares. If you wish to retain references to liquidity,
 Jonathan E. Johnson
Overstock.com, Inc.
December 20, 2019
Page 2
         please revise your disclosure to state that registration may result in greater liquidity. We believe it is inaccurate to state that you are registering the shares, in part, to provide greater liquidity, when in fact you are registering the shares because you are required to do so under the federal securities laws.
Alternatives and Outcomes Based on Stockholder Vote, page 5

3. We note your response to comment 3 and your amended disclosure that "alternative structures could include . . . if there is a sufficient number of authorized shares of
         Preferred Stock undesignated as to series, the issuance of a new series of Preferred Stock as a dividend or the use of depositary shares, with each depositary share representing a fraction of a share of a new series of Preferred Stock." Please provide a brief description of how these alternatives will "achieve the objectives" of the Dividend. In this regard, we note that your description of these alternatives does not explain how shareholders receiving the alternative securities will receive any benefits related to digital or blockchain enhancements.
Purpose and Effect of the Series A-1 Preferred Proposal, page 6
Purpose and Effect of the Series B Preferred Proposal, page 8

4. We note your response to comment 5. Assuming that your analysis of Delaware contract interpretation law is correct, please explain how your disclosure that there is a conflict regarding the Board's ability to unilaterally increase or decrease the number of authorized shares under the Certificates of Designation is consistent with your disclosures that (1) the
         July 2019 amendments to the Certificates of Designation were not properly authorized and
         (2) adoption of the Proposals will result in a loss of stockholder voting rights.
         Alternatively, please revise your disclosure to remove references to such "conflict" and make clear that the Certificates of Designation require stockholder approval to increase or decrease the number of authorized shares thereunder.
General

5. We note your response to comment 8. We are unable to agree with your view that the proposed amendments to eliminate the class vote requirements in the Certificates of
       Designation are inextricably intertwined with the other proposed amendments. Based on your disclosure, it appears that the Dividend can be issued as contemplated regardless of whether such class vote requirements are eliminated. In addition, we view such proposed elimination of certain preferred stockholder voting rights as material matters that would substantively affect stockholder rights, rather than as immaterial matters. As such, please
FirstName LastNameJonathan E. Johnson
       unbundle the proposed amendments to eliminate the class vote requirements in the
Comapany NameOverstock.com, Inc. the other proposals so as to allow stockholders to vote on
       Certificates of Designation from
       these matters separately.
December 20, 2019 Page 2
FirstName LastName
 Jonathan E. Johnson
FirstName LastNameJonathan E. Johnson
Overstock.com, Inc.
Comapany20, 2019
December NameOverstock.com, Inc.
Page 3
December 20, 2019 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kat Bagley at 202-551-2545, Valian Afshar at 202-551-8729, Ted Yu
at 202-551-7266 or Mara Ransom at 202-551-3264 if you have questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Robert W. Reeder III